UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND

UNDERTAKING GENERAL INSTRUCTIONS

I.	Form F-X shall be filed with the Commission by any non-U.S. person acting as trustee with respect to securities registered on Form F-10.

II.	This Form F-X is being filed in connection with the Form T-1 and Form F-10 and is included as an exhibit thereto.

III.	Information:

	A.	Name of issuer or person filing (“Filer”):		COMPUTERSHARE TRUST COMPANY OF CANADA

	B.	(1)	This is [check one]:

		☒	an original filing for the Filer an amended filing for the Filer

		☐	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)

	C.	(1)	Identify the filing in conjunction with which this Form is being filed:

			Name of registrant:	Hydro One Holdings Limited and

Hydro One Limited

		(2)	Form type:	F-10

		(3)	File Number (if known):	333-225519

		(4)	Filed by:	Computershare Trust Company of Canada

		(5)	Date Filed:	June 8, 2018 (concurrently with the Form F-10)

	D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at Computershare Trust Company of Canada, 100 University Avenue, 11th Floor, Toronto, Ontario, Canada Attention: Manager, Corporate Trust (Tel: (416) 263-9200).

E.	The Filer designates and appoints Computershare Trust Company, N.A. (“Agent”) located at Computershare Trust Company, N.A., 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129 (telephone (416) 263-9445), as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulated and agrees in connection with its status as trustee with respect to securities registered on Form F-10 appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

[Signature Page Follows]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 8th day of June, 2018.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Lisa M. Kudo
Name:	Lisa M. Kudo
Title:	Corporate Trust Officer

By:	/s/ Robert Morrison
Name:	Robert Morrison
Title:	Corporate Trust Officer

Toronto, Ontario, Canada

This statement has been signed by the following person in the capacity indicated on June 8, 2018.

COMPUTERSHARE TRUST COMPANY, NATIONAL ASSOCIATION, as Agent for Service of Process for Computershare Trust Company of Canada

By:	/s/ Rose Stroud
Name:	Rose Stroud
Title:	Trust Officer

Highlands Ranch, Colorado